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Telephone 0207 528 6362
Date 0207 528 6226

02 JUL 10 AM 10:18

Wednesday 10 July, 2002

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

02042696

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Legal & General Group Plc announcement of sale of Legal & General Bank Limited and Legal & General Mortgage Services Limited to Northern Rock*

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully,

P N Horsman
Head of Investor Relations

Enc

northern rock

02 JUL 10 <illegible stamp>

Legal & General

4 July 2002

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

Legal & General
Group Plc
Temple Court, 11th Floor
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6213
Fax 020 7528 6226

www.LegalandGeneral.com

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announce the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

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Enquiries to:

NORTHERN ROCK
Investors:
David Noble, Director of Institutional Relations

Tel: 0191 279 4999
e-mail: david.noble@northernrock.co.uk

Media:
Tony Armstrong, Director of Corporate Relations
Tel: 0191 279 4676
e-mail: tony.armstrong@northernrock.co.uk

James Murgatroyd, Finsbury
Tel: 020 7251 3801
e-mail: james.murgatroyd@finsbury.com

LEGAL & GENERAL

Peter Horsman, Head of Investor Relations

Tel: 020 7528 6362
e-mail: peter.horsman@group.landg.com

John Morgan, Head of Public Relations
Tel: 020 7528 6213
e-mail: john.morgan@group.landg.com

Anthony Carlisle, Citigate Dewe Rogerson
Tel: 07973 611888
e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.

2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.

3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.

4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.

5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.

6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.

7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.

8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.